   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 10, 1997
                                                      REGISTRATION NO. 333-24307

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 2
                                       TO
                                    FORM S-6

                   ------------------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                   ------------------------------------------
A. EXACT NAME OF TRUST:

                       EQUITY INVESTOR FUND SELECT SERIES
                    1998 YEAR AHEAD INTERNATIONAL PORTFOLIO
                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITOR:
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
C. COMPLETE ADDRESSES OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
               DEFINED ASSET FUNDS
                  P.O. BOX 9051
             PRINCETON, NJ 08543-9051

D. NAMES AND COMPLETE ADDRESSES OF AGENT FOR SERVICE:

  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                                 COPIES TO:
                                                   PIERRE DE SAINT PHALLE,
                                                            ESQ.
                                                    450 LEXINGTON AVENUE
                                                     NEW YORK, NY 10017


E. TITLE OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.
F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 As soon as practicable after the effective date of the Registration Statement. / x / Check box if it is proposed that this registration statement shall become effective upon filing on December 10, 1997 pursuant to Rule 487.

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                                                   DEFINED ASSET FUNDSSM
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EQUITY INVESTOR FUND          The objective of this Defined Fund is total return
SELECT SERIES                 by investing for a period of about one year in a
1998 YEAR AHEAD               portfolio of international common stocks. These
INTERNATIONAL PORTFOLIO       stocks were selected from a list of international
(A UNIT INVESTMENT            stocks named by the Merrill Lynch Global Research
TRUST)                        and Economics group as their top stocks for 1998
------------------------------and reflect the Merrill Lynch Global Strategy group's recommendations of how international equity investments should be allocated among five world regions. Current dividend income is not an objective of the Fund.
                              The Portfolio is not an appropriate investment for investors seeking preservation of capital or high current income. The Portfolio may be considered speculative and therefore may be appropriate only for those investors able and willing to assume the increased risks of higher price volatility and currency fluctuations associated with investments in international equities. The Portfolio should be considered as a vehicle for investing a portion of an investor's assets in foreign securities and not as a complete equity investment program.
                              The value of units will fluctuate with the value of the common stocks in the Portfolio and with the value of the U.S. dollar relative to the various foreign currencies represented in the Portfolio, and there can be no assurance that the Fund will achieve its objective.
                              Unless otherwise indicated, all amounts are stated in U.S. dollars computed on the basis of the exchange rates for the relevant currencies on the business day prior to the date of this Prospectus.
                              Minimum purchase: $250.


                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
                               HAS THE COMMISSION OR ANY STATE SECURITIES
                               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                               OF THIS DOCUMENT. ANY REPRESENTATION TO THE
                               CONTRARY IS A CRIMINAL OFFENSE.
                               Inquiries should be directed to the Trustee at
SPONSOR:                       1-800-323-1508.
Merrill Lynch,                 Prospectus dated December 10, 1997.
Pierce, Fenner & Smith         INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Incorporated                   AND RETAIN IT FOR FUTURE REFERENCE.

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Defined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.
Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.
Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:
o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International bond and equity portfolios
The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.
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Defined Year Ahead International Portfolio
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The Portfolio contains 40 common stocks from 18 different countries, selected by the Sponsor for capital appreciation. This Select Series permits investors to buy and hold the Portfolio for approximately one year. At the end of the year, the Portfolio will be liquidated and a similar selection process applied to select a new portfolio. Each Select Portfolio is designed to be part of a longer term strategy and the Sponsor believes that more consistent results are likely if the strategy is followed for at least three to five years.
So long as the Sponsor continues to offer new portfolios, investors will have the option to reinvest into a new portfolio each year at a reduced sales charge. The Sponsor reserves the right, however, not to offer a new portfolio.
The Sponsor selected the Securities through a two-step screening process. First, on December 8th analysts in the Merrill Lynch Global Research and Economics group announced the common stocks to focus on for the coming year from Australia/New Zealand, Europe, Japan, Asia Pacific and Latin America. Second, in order to determine what proportion of the Portfolio each of the five regions should represent, a target weighting was obtained from the Merrill Lynch Global Strategy group, which recommended what percentage each region should represent in an international equity portfolio. The final Portfolio reflects those recommended weightings. (See Fund Description--Portfolio Selection in Part B.)
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Defining Your Portfolio
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The Portfolio is broadly diversified among 18 countries.
Based upon current market values, the following regions and countries are represented in the Portfolio:
                                          APPROXIMATE
                                       PORTFOLIO PERCENTAGE
  / / Europe:                               46.34%
France (3.78%)
Ireland (4.11%)
Italy (3.63%)
Netherlands (11.90%)
Sweden (3.68%)
United Kingdom (19.24%)
  / / Japan                                 26.30%
/ / Asia Pacific:                           14.94%
Hong Kong (5.63%)
Malaysia (1.84%)
Philippines (1.78%)
Singapore (3.90%)
Thailand (1.79%)
/ / Australia/New Zealand                    6.40%
/ / Latin America:                           6.02%
Argentina (0.72%)
Brazil (1.43%)
Chile (1.66%)
Mexico (2.21%)
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Defining Your Risks
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The Portfolio is 'concentrated' in stocks of Europe and Japan. Each issuer is a foreign issuer. Investing in securities of foreign issuers involves risks that are different from investing in securities of domestic issuers. (See Risk Factors in Part B.)
There can be no assurance that the Portfolio will meet its objective over its one-year life or that portfolios selected through this process during consecutive one-year periods will meet their objectives. In addition, the opinions of Merrill Lynch research analysts may change during the year. The Portfolio is not appropriate for investors who are unable or unwilling to assume the increased risks involved generally with an international equity investment or who are seeking preservation of capital or high current income. The Portfolio should be considered a vehicle for investing a portion of your assets in foreign securities and not as a complete equity investment program.
Unit price fluctuates with the value of the Portfolio, which could be affected by changes in the financial condition of the issuers, changes in the economies of the various countries represented in the Portfolio, currency exchange rate fluctuations, movements in stock prices generally, the impact of the Sponsor's purchase and sale of securities for the Portfolio and other factors.
Unlike a mutual fund, the Portfolio is not actively managed and the Sponsor receives no management fee. Therefore, the adverse financial condition of an issuer, changes in research analysts' opinions or any market movement in the price of a security will not require the sale of securities from the Portfolio or mean that the Sponsor will not continue to purchase the security in order to create additional Units; however, the Sponsor may instruct the Trustee to sell securities under certain limited circumstances. (See Portfolio Supervision in Part B.)
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Defining Your Investment
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PUBLIC OFFERING PRICE PER 1,000 UNITS                  $1,000.00

The Public Offering Price as of December 9, 1997, the business day prior to the initial date of deposit, is based on the aggregate U.S. dollar value of the underlying securities ($688,005.05) and any cash held to purchase securities, divided by the number of units outstanding (694,954) times 1,000, plus the initial sales charge. Units offered on the Initial Date of Deposit will also be priced at $1,000 per 1,000 Units although the aggregate value of the underlying securities, cash amount and number of Units may vary. The Public Offering Price on any subsequent date will vary. The underlying securities are valued by the Trustee on the basis of their closing sale prices at 4:00 p.m. Eastern time on every business day.
SALES CHARGES
The total sales charge for this investment combines an initial up-front sales charge and a deferred sales charge that will be deducted from the net asset value of the Portfolio on March 1 and 15, 1998 and thereafter on the 1st of each month through November 1, 1998.
ROLLOVER OPTION
When this Select Year Ahead International Portfolio is about to be liquidated, you may have the option to roll your proceeds into the next Select Year Ahead International Portfolio. If you notify your financial professional by December 16, 1998, your units will be redeemed and your proceeds will be reinvested in units of the next Portfolio, if available. If you decide not to roll over your proceeds, you will receive a cash distribution after the Fund terminates. Of course you can sell or redeem your Units at any time prior to termination. DISTRIBUTIONS
You will receive distributions of dividend income, net of expenses, on the 25th day of October 1998, if you own Units on the 10th of that month.
In order to meet certain tax requirements, a special distribution of income including capital gains may be payable to investors of record as of a date in December. Any capital gain income will generally be distributed after the end of the Trust's taxable year.
REINVESTMENT OPTION
You can elect to automatically reinvest your distributions into additional units of the Portfolio subject only to the deferred sales charge remaining at the time of reinvestment. Reinvesting helps to compound your income for a greater total return.
TAXES
Distributions which are taxable as ordinary income to investors will constitute dividends for Federal income tax purposes but will not be eligible for the dividends-received deduction for corporations. You will not be entitled under the Taxpayer Relief Act of 1997 to the new 20% maximum federal tax rate for capital gains derived from the Portfolio. Also, if a new portfolio is offered in less than one year, any gains recognized on the redemption of units by investors who roll over on the first offering date of the new portfolio would be considered short-term gains. Dividends received by the Fund will in most cases be subject to foreign withholding taxes, which investors may be able to credit against their federal income tax liability. Foreign investors should be aware that, in addition to the foreign withholding taxes, distributions from the Fund will generally be subject to U.S. withholding taxes. (See Taxes in Part B.) MANDATORY TERMINATION DATE
The Portfolio will terminate by January 8, 1999. The final distribution will be made within a reasonable time afterward. The Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited. SPONSOR'S PROFIT OR LOSS
The Sponsor's profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary market price of units, a loss of $1,887.19 on the initial deposit of the securities and a gain or loss on subsequent deposits of securities (see Sponsor's and Underwriters' Profits in Part B).

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Defining Your Costs
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SALES CHARGE
First-time investors pay a 1% sales charge when they buy. For example, on a $1,000 investment, $990 is invested in the Portfolio. In addition, a deferred sales charge of $1.75 per 1,000 units will be deducted from the Portfolio's net asset value over the life of the Portfolio ($17.50 total). This deferred method of payment keeps more of your money invested over a longer period of time. If you roll the proceeds of your investment into a new portfolio, you will not be subject to the 1% initial charge, just the $17.50 deferred fee. Although this is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.

                                         As a %
                                  of Initial Public    Amount per
                                  Offering Price      1,000 Units
                                  -----------------  --------------
Maximum Initial Sales Charge               1.00%       $    10.00
Deferred Sales Charge per Year             1.75%            17.50
                                  -----------------  --------------
                                           2.75%       $    27.50
                                  -----------------  --------------
                                  -----------------  --------------
Maximum Sales Charge Imposed per
  Year on Reinvested Dividends             .175%       $     1.75

ESTIMATED ANNUAL FUND OPERATING EXPENSES


                                         As a %        Amount per
                                  of Net Assets       1,000 Units
                                  -----------------  --------------
Trustee's Fee                              .090%       $     0.89
Portfolio Supervision,
  Bookkeeping and Administrative
  Fees                                     .045%       $     0.45
Organizational Expenses                    .214%       $     2.12
Other Operating Expenses                   .187%       $     1.85
                                  -----------------  --------------
TOTAL                                      .536%       $     5.31


This Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states, and the initial audit of the Portfolio--as is common for mutual funds.
COSTS OVER TIME
You would pay the following cumulative expenses on a $1,000 investment, assuming 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:


 1 Year     3 Years    5 Years    10 Years
   $33        $81       $132        $271


Although the Portfolio has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the investment is rolled over each year into a new portfolio subject only to the deferred sales charge and fund expenses.
The example assumes reinvestment of any dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment.
Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption (described below) have not been reflected. The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example. REDEEMING OR SELLING YOUR INVESTMENT

You may redeem or sell your units at any time prior to the termination of the Portfolio. Your price will be based on the then current net asset value. The redemption and secondary market repurchase price as of December 9, 1997 was $972.50 per 1,000 units ($27.50 per 1,000 units less than the Public Offering Price). This price reflects deductions of the deferred sales charge which declines over the life of the Portfolio ($17.50 initially). If you redeem or sell your units before the termination of the Portfolio, you will pay the remaining balance of the deferred sales charge. After the initial offering period, the repurchase and cash redemption prices for units will be reduced to reflect the estimated costs of liquidating securities to meet the redemption, currently estimated at $3.48 per 1,000 units. If you reinvest in the new portfolio, you will pay your share of any brokerage commissions on the sale of underlying securities when your units are liquidated during the rollover.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsor, Trustee and Holders of Equity Investor Fund Select Series 1998 Year Ahead International Portfolio, Defined Asset Funds (the 'Fund'):
We have audited the accompanying statement of condition and the defined portfolio included in the prospectus of the Fund as of December 10, 1997. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of December 10, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
December 10, 1997
                 STATEMENT OF CONDITION AS OF DECEMBER 10, 1997
TRUST PROPERTY

Investments--Contracts to purchase Securities(1).........$         688,005.05
Organizational Costs(2)..................................          137,800.00
                                                         --------------------
           Total.........................................$         825,805.05
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
  Accrued Liability(2)...................................          137,800.00
                                                         --------------------
  Subtotal...............................................$         137,800.00
                                                         --------------------
Interest of Holders of 694,954 Units of fractional
  undivided interest outstanding(3):
  Cost to investors(4)...................................$         694,954.00
  Gross underwriting commissions(5)......................           (6,948.95)
                                                         --------------------
  Subtotal...............................................$         688,005.05
                                                         --------------------
           Total.........................................$         825,805.05
                                                         --------------------
                                                         --------------------

---------------
           (1) Aggregate cost to the Fund of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on December 9, 1997. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DBS Bank, New York Branch, in the amount of $689,892.24 and deposited with the Trustee. The amount of the letter of credit includes $688,005.05 for the purchase of securities.
           (2) This represents a portion of the Fund's organizational costs, which will be deferred and amortized over the life of the Fund. Organizational costs have been estimated based on projected total assets of $65 million. To the extent the Fund is larger or smaller, amounts may vary.
           (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units offering price.
           (4) Aggregate public offering price computed on the basis of the U.S. dollar value of the underlying securities at 4:00 p.m., Eastern time on December 9, 1997.
           (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $1.75 per 1,000 Units is payable on March 1 and 15, 1998 and thereafter on the 1st day of each month through November 1, 1998. Distributions will be made on behalf of the investors to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to November 1, 1998, the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.

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                               Defined Portfolio
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Equity Investor Fund Select Series
1998 Year Ahead International Portfolio                        December 10, 1997
Defined Asset Funds


                                                                                                             PRICE
                                                                                                           PER SHARE
                                                                                                            TO FUND
                                                             NUMBER OF SHARES          PERCENTAGE           IN U.S.
LOCALTION OF ISSUER    NAME OF ISSUER                         OF COMMON STOCK          OF FUND (1)          DOLLARS
---------------------------------------------------------------------------------------------------------------------

EUROPE:
France                 1. Total SA*                                    500                   3.78%         $   52.00
Ireland                2. CRH PLC                                    2,300                   4.11              12.29
Italy                  3. Telecom Italia SPA*                          400                   3.63              62.375
Netherlands            4. KLM Royal Dutch Air Lines N.V.*              700                   3.97              39.00
                       5. ING Groep N.V.                               600                   3.76              43.09
                       6. Koninklijke Hoogovens N.V.                   600                   4.17              47.80
Sweden                 7. Volvo AB - (B Shares)                        900                   3.68              28.16
United Kingdom         8. Abbey National PLC                         1,600                   3.93              16.78
                       9. British Aerospace PLC                        900                   3.82              29.17
                       10. Imperial Tobacco Group PLC                4,000                   3.74               6.43
                       11. Ladbroke Group PLC                        5,700                   3.87               4.67
                       12. Railtrack Group PLC                       1,500                   3.88              17.82
JAPAN:
                       13. Ajinomoto Co.                             3,000                   4.07               9.34
                       14. The Bank of Tokyo-Mitsubishi
                           Ltd.                                      2,000                   4.13              14.20
                       15. Fujisawa Pharmaceutical Co.,
                           Ltd.                                      3,000                   4.17               9.57
                       16. Minebea Company Ltd.                      3,000                   5.05              11.58
                       17. NEC Corporation                           3,000                   4.71              10.80
                       18. Toyota Motor Corporation                  1,000                   4.17              28.71
ASIA PACIFIC:
Hong Kong              19. Hutchison Whampoa Limited                 2,000                   2.02               6.95
                       20. National Mutual Asia Ltd.                12,000                   1.80               1.03
                       21. New World Infrastructure Ltd.             5,600                   1.81               2.23
Maylaysia              22. YTL Corporation Berhad                    9,000                   1.84               1.41
Singapore              23. Oversea-Chinese Banking
                           Corporation Ltd.                          2,000                   1.97               6.78
                       24. Creative Technology Limited                 600                   1.93              22.17

                                COST
                              TO FUND
                          IN U.S. DOLLARS
LOCALTION OF ISSUER             (2)
-------------------------------------------

EUROPE:
France                    $      26,000.00
Ireland                          28,269.32
Italy                            24,950.00
Netherlands                      27,300.00
                                 25,855.66
                                 28,678.98
Sweden                           25,341.59
United Kingdom                   26,845.55
                                 26,251.62
                                 25,703.88
                                 26,612.92
                                 26,726.76
JAPAN:
                                 28,015.74

                                 28,401.64

                                 28,710.35
                                 34,730.26
                                 32,414.91
                                 28,710.35
ASIA PACIFIC:
Hong Kong                        13,890.68
                                 12,404.70
                                 12,482.23
Maylaysia                        12,679.52
Singapore
                                 13,550.97
                                 13,304.59

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(1) Based on Cost to Fund in U.S. dollars.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on December 9, 1997, the business day before the initial date of deposit. The value of the securities on any subsequent date will vary.
 * American Depositary Receipts (see Risk Factors--Foreign Issuers in Part B).

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                               Defined Portfolio
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Equity Investor Fund Select Series
1998 Year Ahead International Portfolio                        December 10, 1997
Defined Asset Funds (Continued)


                                                                                                          PRICE
                                                                                                        PER SHARE
                                                                                                         TO FUND
                                                             NUMBER OF SHARES         PERCENTAGE         IN U.S.
LOCATION OF ISSUER     NAME OF ISSUER                         OF COMMON STOCK        OF FUND (1)         DOLLARS
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ASIA PACIFIC:
(CONT.)
Thailand               25. PTT Exploration and Production
                           Public Company Ltd.                       1,000                  1.79%      $      12.31
Philippines            26. Philippine Long Distance
                           Telephone Company*                          500                  1.78              24.50
AUSTRALIA/NEW
ZEALAND:               27. CSR Limited                               2,200                  1.07               3.36
                       28. News Corporation Limited                  1,300                  1.07               5.65
                       29. QBE Insurance Group Ltd.                  1,600                  0.98               4.23
                       30. Smith (Howard) Limited                      900                  1.14               8.75
                       31. Woolworths Limited                        2,200                  1.00               3.13
                       32. Australia & New Zealand Banking
                           Group Ltd.                                1,100                  1.14               7.15
LATIN AMERICA:
Brazil                 33. Companhia Energetica de Minas
                           Gerais (CEMIG)*                             100                  0.64              44.25
                       34. Telecomunicacoes Brasileiras SA
                           - Telebras*                                  50                  0.79           109.0625
Argentina              35. Banco Rio de la Plata SA*                   400                  0.72            12.4375
Chile                  36. Enersis SA*                                 200                  0.86            29.4375
                       37. Linea Aerea Nacional Chile SA*              400                  0.80            13.8125
Mexico                 38. Coca-Cola Femsa SA*                         100                  0.82            56.5625
                       39. Grupo Televisa SA*                          100                  0.56              38.75
                       40. Kimberly-Clark de Mexico                  1,200                  0.83               4.73
                                                                                 --------------------
                                                                                          100.00%
                                                                                 --------------------
                                                                                 --------------------

                                COST
                              TO FUND
                          IN U.S. DOLLARS
LOCATION OF ISSUER              (2)
-------------------------------------------

ASIA PACIFIC:
(CONT.)
Thailand
                          $      12,311.32
Philippines
                                 12,250.00
AUSTRALIA/NEW
ZEALAND:                          7,393.19
                                  7,339.08
                                  6,766.52
                                  7,876.90
                                  6,894.93

                                  7,863.54
LATIN AMERICA:
Brazil
                                  4,425.00

                                  5,453.13
Argentina                         4,975.00
Chile                             5,887.50
                                  5,525.00
Mexico                            5,656.25
                                  3,875.00
                                  5,680.47
                         ------------------
                          $     688,005.05
                         ------------------
                         ------------------

------------------------------------
The securities were acquired on December 9, 1997 and are represented entirely by contracts to purchase the securities. The Sponsor may have acted as underwriter, manager or comanager of a public offering of the securities in this Fund during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Fund on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Fund. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B

  EQUITY INVESTOR FUND SELECT SERIES, 1998 YEAR AHEAD INTERNATIONAL PORTFOLIO
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
     WITHIN FIVE DAYS BY WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.
                                     INDEX


                                                                   PAGE
                                                                ---------
     FUND DESCRIPTION.....................................          1
     RISK FACTORS.........................................          2
     HOW TO BUY UNITS.....................................          6
     HOW TO REDEEM OR SELL UNITS..........................          7
     INCOME, DISTRIBUTIONS AND REINVESTMENT...............          9
     FUND EXPENSES........................................         10
     TAXES................................................         10
     RECORDS AND REPORTS..................................         12
     TRUST INDENTURE......................................         13
     MISCELLANEOUS........................................         13
     EXCHANGE OPTION......................................         15
     SUPPLEMENTAL INFORMATION.............................         15

FUND DESCRIPTION
THE SELECT YEAR AHEAD INTERNATIONAL PORTFOLIO

     This Select Series is designed to permit an investor to buy and hold a portfolio of international equity securities for a period of approximately one year based upon the Select Year Ahead selection process. At the end of the year a similar selection process is applied and the investor may reinvest in a new portfolio, if available.
     The Fund seeks capital appreciation by acquiring and holding for about one year certain international common stocks selected through a two-step selection process.
PORTFOLIO SELECTION
     The Sponsor selected the Securities through a two-step screening process. First, analysts in the Merrill Lynch Global Research and Economics group selected the common stocks to focus on for the coming year from the following five geographical regions: Australia/New Zealand, Europe, Japan, Asia Pacific and Latin America. Second, the target weightings for each of the five regions were obtained from the Merrill Lynch Global Strategy group, which recommended what percentage each region of the world should represent in an international equity portfolio. The common stocks comprising the final Portfolio reflect those recommended weightings. The Merrill Lynch Global Research and Economics group concentrates on specific companies by industry, while the Merrill Lynch Global Strategy group focuses on asset, industry, sector and regional allocations.

     Investors should be aware that the Fund may not be able to buy each Security at the same time because of the availability of the Security, any restrictions applicable to the Fund relating to the purchase of the Security by reason of the federal securities laws or otherwise. Any monies allocated to the purchase of a Security will generally be held for the purchase of the Security.
     The deposit of the Securities in the Portfolio on the initial date of deposit established a proportionate relationship among the number of shares of each Security. Following the initial date of deposit the Sponsor may deposit additional Securities in order to create new Units, maintaining to the extent practicable that original proportionate relationship. The ability to acquire each Security at the same time will generally depend upon the Security's availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.

     Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because the associated brokerage fees will be an expense of the Portfolio. To minimize the risk of price fluctuations when purchasing Securities, the Portfolio will try to purchase Securities as close to the evaluation time or at prices as close to the evaluated prices as possible. The Portfolio may also enter into program trades with unaffiliated broker/dealers, which may have the effect of increasing brokerage commissions, while reducing market risk.
PORTFOLIO SUPERVISION

     The Portfolio follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. Although the Portfolio is regularly reviewed, because of the strategy, the Portfolio is unlikely to sell any of the Securities, other than to satisfy redemptions of units or if the disposition of these Securities is necessary in order to enable the Fund to make distributions of the Fund's capital gain net income or desirable in order to maintain the qualification of the Fund as a regulated investment company under the Internal Revenue Code. More specifically, adverse developments concerning a Security including the adverse financial condition of the issuer, a failure to maintain a current dividend rate, the institution of legal proceedings against the issuer, a default under certain documents materially and adversely affecting the future declaration of dividends, or a decline in the price or the occurrence of other market or credit factors (including a public tender offer or a merger or acquisition transaction) that might otherwise make retention of the Security detrimental to the interest of investors, will generally not cause the Portfolio to dispose of a Security or cease buying it. Securities can be sold to meet redemption of Units. The Sponsor is also authorized to direct the reinvestment of the proceeds of the sale of Securities, as well as moneys held to cover the purchase of Securities pursuant to contracts which have failed, in additional Securities, including U.S. Treasury Securities. The Portfolio may continue to hold a Security and purchase additional shares in connection with the issuance of Additional Units even though the research analyst's opinion or the assessment of a Security or region may have changed or subsequent to the initial date of deposit a Security may no longer satisfy the Portfolio's selection criteria.

RISK FACTORS
     An investment in the Fund entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the Securities becomes impaired or if the general condition of the stock market worsens. The rights of holders of common stocks to receive payments from the issuer are generally inferior to the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Because common stocks do not represent an obligation of the issuer they do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general are susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of issuers change. Equity markets can be affected by unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsor cannot predict the direction or scope of any of these factors. There can be no assurance that the Portfolio will be effective in achieving its objective over the one-year life of the Fund or that future portfolios selected through this process during consecutive one-year periods will meet their objectives. The Portfolio is not designed to be a complete equity investment program.
FOREIGN EXCHANGE RATES
     Because securities of non-U.S. issuers generally pay dividends and trade in their principal markets in foreign currencies, there is the risk that the U.S. dollar value of these securities will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar because of changing investor perceptions, currency speculation by institutional investors, supply and demand of the respective currency, the soundness of the world economy and the relative strength of the respective economy, the impact of actual and proposed government policies, interest rate differentials between currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another.

     For example, the Hong Kong dollar has come under recent pressure with other Asian currencies. Although the government of Hong Kong has used its reserves to preserve the dollar (the Hong Kong dollar is up slightly from the year's beginning), a devaluation could still occur. During the first 11 months of 1997, the Japanese yen has dropped approximately 12.5% against the US dollar to a low of 130.25 on December 5, 1997. The yen has fallen 61.5% from a high of
80.63 against the US dollar on April 18, 1995 to its current level. Most other currencies in the region have experienced declines, from January 2, 1997 to December 5, 1997, against the US dollar, the Thai baht fell 63%, the South Korean won 46%, the Malaysian ringgit 48%. Even currencies of developed economies such as Singapore, Australia and New Zealand have fallen in the range of 15 to 17% over the same time period. In comparison, the British pound has fallen 2% against the US dollar from the year's start (to close 1.6568 on December 5, 1997) although it reached a peak of 1.7112 and traded on an average of 1.6367 over the year.
     The Trustee is required to conduct the Fund's foreign exchange conversions either on a spot (i.e., cash) or forward foreign exchange basis, whichever will synchronize the currency conversions as exactly as practicable with the settlement dates of the relevant foreign stock or with the dividend distribution dates of the Portfolio, as the case may be. Foreign currency exchange conversions are generally conducted on a principal basis and foreign exchange dealers realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price). The cost to the Portfolio of engaging in these foreign currency conversions also varies with such factors as the currency involved, the length of the contract period and the market conditions then prevailing. Portfolio evaluations include the cost of buying or selling a forward foreign exchange contract in the relevant currency to correspond to the settlement period for purchases and redemptions of Units.

FOREIGN ISSUERS
     Investing in securities of foreign issuers involves risks that are different from investing in securities of domestic issuers. These risks may include future political and economic developments, the possibility of exchange controls or other governmental restrictions on the payment of dividends, less publicly available information and the absence of uniform accounting, auditing and financial reporting standards, practices and requirements. The information set forth below has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the state of the economies of the United Kingdom, Japan, the countries of Latin America, Continental Europe and Asia Pacific and the value of any Securities held by the Portfolio.

     American Depositary Shares and Receipts. Certain of the Securities in the Portfolio were purchased in ADR form in the United States. ADRs evidence American Depositary Shares which represent common stock deposited with a custodian in a depositary. American Depositary Shares (ADSs) and receipts therefor (ADRs) are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets. For purposes of this Prospectus, the term ADR generally includes ADSs. The terms and conditions of depositary facilities may result in less liquidity or lower market prices for ADRs than for the underlying shares. For those Securities that are ADRs, currency fluctuations will also affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the ADRs and consequently the value of the Securities.
     Australia/New Zealand Risk Factors
     Australia and New Zealand have Western-style open economies with per capita GDP levels comparable to Western European countries. They have stable, democratically elected governments based upon the British system. However, their exposure to South East Asian countries is proportionately great and economic weakness in that region will affect the value of stocks in Australia and New Zealand. Both countries remain sensitive to fluctuations in prices of basic commodities (metals, agricultural products). Despite that, fundamentals such as interest rates, employment and rate of growth are sound and there has been a trend away from reliance on agriculture and mining.

     European Risk Factors
     The economies of individual European countries may differ favorably or unfavorably from the U.S. economy in gross national product, growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

     For a number of years, certain European countries have been seeking economic and political unification which would reduce barriers between countries, increase competition among companies, reduce government subsidies in certain industries and reduce or eliminate currency fluctuations among these European countries. The Maastricht Treaty on economic and monetary union (EMU) attempts to provide a stable monetary framework. But until the EMU takes effect, which is intended to occur between 1997 and 1999, the countries in the European community will face the need to reinforce monetary cooperation in order to reduce the risk of a recurrence of tensions between domestic and external policy objectives. No assurances can be given that the EMU will take effect or that the changes planned for Europe can be successfully implemented or that these changes will result in higher market prices for the Securities in the Portfolio.
     The risks associated with investing in European Securities may be heightened in the case of investments in smaller or emerging European Securities markets because of risks due to the inexperience of financial intermediaries, the lack of modern technology, the lack of a sufficient capital base to expand business operations and the possibility of permanent or temporary termination of trading and greater spreads between bid and asked prices for securities in those markets.
     Japan Risk Factors
     The Japanese stocks in the Portfolio are common stocks of Japanese companies whose principal trading market is on the Tokyo Stock Exchange. Reports of official improprieties, resignations and political reallignments have recently been followed by significant economic reforms. There is currently uncertainty as to the future of Japan's political outlook (including the influence and effectiveness of Japan's bureaucracy) and the impact of these political factors on the Japanese economy and the stock market.

     The Japanese economy is experiencing its worst recession since World War II in the 1990s, and the economy has been largely stagnant since October 1993. Japan has also recently experienced a period of prolonged price deflation and weak real estate prices. Strains on the financial system in the form of non-performing loans of financial institutions and real estate companies have also been one of the major causes of Japan's economic weakness. Resolution of the bad debt problem may require disproportionate contributions by major banks. Structural problems of overregulation, excessive government intervention and under-consumption, coupled with the current government's relative inexperience in applying fiscal direction, could undercut Japan's economic recovery. Japanese exports could be adversely affected by pressure from trading partners--particularly the U.S.--to improve trade imbalances.

     Asia Pacific Risk Factors
     Social, political and economic instability may be significantly greater in many of the Asian-Pacific countries than that typically associated with the United States and other industrialized countries. Varying degrees of social, political and economic instability could significantly disrupt the principal financial markets in which the Fund invests, and in turn could adversely affect the value of the Fund's assets.
     Few of the Asian-Pacific countries have western-style or fully democratic governments. Some governments in the region are authoritarian and subject to control by the military. Over the past twenty-five years, governments in the region have been installed or removed as a result of military coups, while others have periodically demonstrated against repressive police state characteristics. Disparities of wealth, among other factors, have also led to social unrest in some of the Asian-Pacific countries, accompanied, in certain cases, by violence and labor unrest. Ethnic, religious and racial disaffection, as evidenced in India, Pakistan and Sri Lanka, have created social, economic and political problems.
     Several of the Asian-Pacific countries have, or in the past have had, hostile relationships with neighboring nations or have experienced internal insurgency. Among the Asian-Pacific countries, any internal conflicts or conflicts with neighbors, including war, could adversely affect not only the securities markets of the countries directly involved but also the securities markets of countries not involved.

     Sovereignty over Hong Kong reverted from the United Kingdom to China and Hong Kong became a Special Administrative Region of China in July 1997. The Joint Declaration signed by China and the United Kingdom in 1984 provides that the basic policies of China regarding Hong Kong will be stipulated in the Basic Law of Hong Kong which was enacted by the National People's Congress of China in 1990. Although the Basic Law provides that Hong Kong will have a high degree of legislative, judicial and economic autonomy, there can be no assurance that the general economic position of Hong Kong will not be adversely affected as a consequence of the exercise of Chinese sovereignty over Hong Kong. In addition, business confidence in Hong Kong can be significantly affected by political developments and statements by public figures in China, which in turn can affect markets and business performance.
     Currencies of several Asian-Pacific countries, including Indonesia, Korea, Malaysia, Philippines, Singapore, Taiwan and Thailand, have recently experienced significant declines in value against the U.S. dollar, commencing with the devaluation of the Thai Baht in July 1997. As a result of such declines, interest rates in many Asian-Pacific countries have risen sharply and credit availability has been reduced, which could adversely affect economic growth in such Asian-Pacific countries. Companies in these countries with significant indebtedness or costs denominated in foreign currencies that have appreciated in relation to the local currency may have difficulty passing on increased local currency costs to their customers and may face financial difficulties and losses and may be unable to meet their obligations. The securities markets of countries in the Asian-Pacific region have been, and could be further, adversely affected by such developments.

     The economies of most of the Asian-Pacific countries are heavily dependent upon international trade and are accordingly affected by protective trade barriers and the economic conditions of their trading partners, principally, the United States, Japan, China and the European Union. The enactment by the United States or other principal trading partners of protectionist trade legislation, reduction of foreign investment in the local economies and general declines in the international securities markets could have a significant adverse effect upon the securities markets of the Asian-Pacific Countries.
     Governments in certain of the Asian-Pacific countries participate to a significant degree, through ownership interests or regulation, in their respective economies. Action by these governments could have a significant adverse effect on market prices of securities and payment of dividends.
     Latin American Risk Factors
     The economies of individual Latin American countries may differ favorably or unfavorably from the U.S. economy in such respects as the rate of growth of gross domestic product, the rate of inflation, currency depreciation, capital reinvestment, resource self-sufficiency and balance of payments position. Governments of many Latin American countries have exercised and continue to exercise substantial influence over many aspects of the private sector. In some cases, the government owns or controls many companies, including some of the largest in the country. Accordingly, government actions in the future could have a significant effect on economic conditions in a Latin American country, which could affect private sector companies and the Fund, and on market conditions, prices and yields of Securities in the Fund's portfolio. Expropriation, confiscatory taxation, nationalization, political, economic or social instability or other developments could adversely affect the assets of the Fund held in particular Latin American countries.
LIQUIDITY
     Since sales of the Securities by the Fund will generally be effected only in foreign securities markets, investors should realize that many of the Securities may be traded in foreign countries where the securities markets are not as developed or efficient as those of the United States. Foreign securities markets, although growing in volume, generally have substantially less volume than United States markets, and securities of many foreign companies are less liquid and their prices more volatile than securities of comparable U.S. companies. Fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. To the extent the liquidity of these foreign facilities markets becomes impaired, the ability of the Fund to respond to a substantial volume of requests for redemption of Units received at or about the same time could be adversely affected. This might occur, for example, as a result of economic or political turmoil in a country in whose currency the Fund had a substantial portion of its assets invested, or should relations between the United States and such foreign country deteriorate markedly.
     Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Fund may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Fund will be adversely affected if trading markets for the Securities are limited or absent.
EXCHANGE CONTROLS
     At the present time the Sponsor does not believe that any of the Securities is subject to exchange control restrictions that would materially interfere with payment to the Fund of amounts due on the Securities. There can be no assurance that exchange control regulations might not be adopted in the future that might adversely affect payments to the Fund. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of the Securities and on the ability of the Fund to satisfy redemptions.
LITIGATION AND LEGISLATION
     The Sponsor does not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Fund, although pending litigation may have a material adverse effect on the value of Securities in the Fund. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals.
LIFE OF THE FUND; FUND TERMINATION
     The size and composition of the Portfolio will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units or participating in a rollover. The Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the Units. The Portfolio may also be terminated earlier by the Sponsors once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Portfolio early, which will likely be made following the rollover, will be based on factors such as the size of the Portfolio relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus.
     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any Securities remaining in the Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.
HOW TO BUY UNITS
     Units are available from the Sponsor, Underwriter and other broker-dealers at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund.
PUBLIC OFFERING PRICE
     Units are charged a combination of Initial and Deferred Sales Charges equal, in the aggregate, to a maximum charge of 2.75% of the public offering price or, for quantity purchases of units of all Select Portfolios by an investor and the investor's spouse and minor children, or by a single trust estate or fiduciary account, made on a single day, the following percentages of the public offering price:

                                                APPLICABLE SALES CHARGE
                                            (GROSS UNDERWRITING PROFIT)
                                       ------------------------------------
                                       AS % OF PUBLIC       AS % OF NET
AMOUNT PURCHASED                       OFFERING PRICE     AMOUNT INVESTED
-------------------------------------  -----------------  -----------------
Less than $50,000....................           2.75%             2.778%
$50,000 to $99,999...................           2.50              2.519
$100,000 to $249,999.................           2.00              2.005
$250,000 to $999,999.................           1.75              1.750
$1,000,000 or more...................           1.00              1.000

     The Deferred Sales Charge is a monthly charge of $1.75 per 1,000 units and is accrued in ten monthly installments commencing on the date indicated in part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The Initial Sales Charge is equal to the aggregate sales charge, determined as described above, less the aggregate amount of any remaining installments of the Deferred Sales Charge.
     It is anticipated that Securities will not be sold to pay the Deferred Sales Charge until after the date of the last installment. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the dates of actual sale of Securities to satisfy this liability.
     Employees of the Sponsor and Sponsor affiliates and non-employee directors of Merrill Lynch & Co. Inc. may purchase Units subject only to the Deferred Sales Charge.
EVALUATIONS

     Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas and, with respect to individual stocks in the Portfolio, various additional holidays in the relevant country. Evaluations are generally based on the U.S. dollar equivalent of the last reported closing sales prices or, if closing sales prices are not available, at the mean between the closing bid and offer prices. On days when the New York Stock Exchange closes early, the Mexican Stocks in the Portfolio will be evaluated at that earlier time of day. If the Securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the Securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the Securities or for comparable securities or by appraisal or by any combination of these methods. Neither the Sponsor nor the Trustee guarantees the enforceability, marketability or price of any Securities.

NO CERTIFICATES
     All investors are required to hold their Units in uncertificated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company ('DTC').
HOW TO REDEEM OR SELL UNITS
     You can redeem your Units at any time for net asset value. In addition, the Sponsor has maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.
REDEEMING UNITS WITH THE TRUSTEE
     You can always redeem your Units for net asset value. This can be done by contacting your broker, dealer or financial institution that holds your Units in street name. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.
     Within seven days after the receipt of your request containing the necessary documents, a check will be mailed to you in an amount equal to the net asset value of your Units. Because of the sales charge, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Securities, declared but unpaid dividends on the Securities, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses and any remaining deferred sales charges, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units. After the initial offering period, net asset value will be reduced to reflect the cost to the Fund of liquidating Securities to pay the redemption price.

     As long as the Sponsor is maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsor for net asset value. If the Sponsor is not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.
     If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Sponsor based on market and credit factors determined to be in the best interest of the Fund. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Fund. If Securities are being sold during a time when additional Units are being created by the purchase of additional Securities (as described under Portfolio Selection), Securities will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security in the Portfolio.
     Any investor owning Units representing Securities with a value of at least $1,500,000 who redeems those Units prior to the rollover notification date indicated in Part A of the Prospectus may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Generally, whole shares of each Security together with cash from the Capital Account equal to any fractional shares to which the investor would be entitled (less any Deferred Sales Charge payable) will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance with instructions of the investor. Any brokerage commissions on sales of Securities in connection with in-kind redemptions will be borne by the redeeming investors. The in-kind redemption option is subject to all applicable legal restrictions and may be terminated by the Sponsor at any time upon prior notice to investors.
     Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Bonds not reasonably practicable or (iii) for any other period permitted by SEC order. SPONSOR'S SECONDARY MARKET FOR UNITS
     The Sponsor, while not obligated to do so, will buy back Units at net asset value without any other fee or charge as long as they are maintaining a secondary market for Units. Because of the sales charge, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.
     The Sponsor may discontinue the secondary market for Units without prior notice. Regardless of whether the Sponsor maintains a secondary market, you have the right to redeem your Units for net asset value, as described above.
ROLLOVER

     In lieu of redeeming their Units or receiving liquidation proceeds upon the termination of the Fund, investors may elect, by written notice to the Trustee prior to the rollover notification date indicated in Part A, to apply their proportional interest in the Securities and other assets of the Fund toward the purchase of units of a 1999 Select Year Ahead International Portfolio (if available). It is expected that the terms of any new portfolio, including this rollover feature, will be substantially the same as those of the Fund.

     A rollover of an investor's units is accomplished by the in-kind redemption of his Units of the Fund followed by the sale of the underlying Securities by a distribution agent on behalf of participating investors and the reinvestment of the sale proceeds (net of brokerage fees, governmental charges, stamp taxes and other sale expenses) in units of the new portfolio at their net asset value.
     The Sponsor intends to sell the distributed Securities, on behalf of the distribution agent, as quickly as practicable and then to create units of the new portfolio as quickly as possible, subject in both cases to the Sponsor's sensitivity that the concentrated sale and purchase of large volumes of securities may affect market prices in a manner adverse to the interest of investors. Accordingly, the Sponsor may, in its sole discretion, undertake a more gradual sale of the distributed Securities and a more gradual creation of units of the new portfolio to help mitigate any negative market price consequences caused by this large volume of securities trades. In order to minimize potential losses caused by market movement during the rollover period, the Sponsor may enter into program trades, which might increase brokerage commissions payable by investors. There can be no assurance, however, that any trading procedures will be successful or might not result in less advantageous prices. Pending the investment of rollover proceeds in the securities to comprise the new portfolio, those moneys may be uninvested for up to several days. For any Securities in the Portfolio that will also be in the portfolio of the new Series, a direct sale of those securities between the two funds is now permitted pursuant to an SEC exemptive order. These sales will be effected at the securities' closing sales prices on the exchanges where they are principally traded, free of any brokerage costs.
     Investors participating in the rollover may realize taxable capital gain on the rollover but may not be entitled to a deduction for capital loss recognized on the rollover and, because of the rollover procedures, will not receive a cash distribution with which to pay those taxes. Investors should consult their own tax advisers in this regard. Investors who do not participate in the rollover will continue to hold their Units until the termination of the Fund; however, depending upon the extent of participation in the rollover, the aggregate size of the Fund may be sharply reduced resulting in a significant increase in per Unit expenses.
     The Sponsor may, in its sole discretion and without penalty or liability to investors, decide not to sponsor a new portfolio or to modify the terms of the rollover. Prior notice of any decision would be provided to investors.
     The Division of Investment Management of the SEC is of the view that the rollover option constitutes an 'exchange offer', for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsor has received exemptive orders under
Section 11(c) which it believes permit it to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsor's position, and additional regulatory approvals may be required.
INCOME, DISTRIBUTIONS AND REINVESTMENT
INCOME AND DISTRIBUTIONS
     Although current dividend income is not an objective of the Fund and it is anticipated that expenses will exceed available income, the annual income per Unit will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities and changes in the expenses of the Fund and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared at all.

     Each Unit receives an equal share of distributions of dividend income net of estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the Income Account. Dividends received are credited to an Income Account and other receipts to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund. Funds held by the Trustee in the various accounts do not bear interest. In addition, distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations. Although the Sponsors may collect the Deferred Sales Charge monthly, to keep Units more fully invested the Sponsors currently do not anticipate sales of Securities to pay the deferred sales charge until after the rollover notification date. Proceeds of the disposition of any Securities not used to pay Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed following liquidation of the Fund.

REINVESTMENT
     Any income and principal distributions on Units may be reinvested by participating in the Fund's reinvestment plan. Under the plan, the Units acquired for investors will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Deposits or purchases of additional Securities will generally be made so as to maintain the then existing proportionate relationship among the number of shares of each Security in the Fund. Units acquired by reinvestment will not be subject to the initial sales charge but will be subject to any remaining installments of Deferred Sales Charge. The Sponsor reserves the right to amend, modify or terminate the reinvestment plan at any time without prior notice. Investors holding Units in 'street name' should contact their broker, dealer or financial institution if they wish to participate in the reinvestment plan.
FUND EXPENSES

     Estimated annual Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Fund. To the extent that expenses exceed the amount available in the Income Account, the Trustee is authorized to sell Securities and pay the excess expenses from the Capital Account. The estimated expenses do not include the brokerage commissions or stamp taxes payable by the Fund in purchasing and selling Securities. The Trustee's Fee shown in Part A of this Prospectus assumes that the Portfolio will reach a size estimated by the Sponsor and is based on a sliding scale that reduces the Trustee's fee as the size of the Portfolio increases. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsor, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsor receives an annual fee currently estimated at $0.35 per 1,000 Units to reimburse it for the cost of providing Portfolio supervisory services to the Fund. While the fee may exceed its costs of providing these services to the Fund, the total supervision fees from all Series of Equity Investor Fund will not exceed its costs for these services to all of those Series during any calendar year. The Sponsor may also be reimbursed for its costs of providing bookkeeping and administrative services to Defined Asset Funds, currently estimated at $0.10 per 1,000 Units. The Trustee's and Sponsor's fees may be adjusted for inflation without investors' approval.

     All or a portion of expenses incurred in establishing the Fund, including the cost of the initial preparation of documents relating to the Fund, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Fund and amortized over the life of the Fund. Advertising and selling expenses will be paid by the Sponsor at no charge to the Fund. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.
TAXES
TAXATION OF THE FUND

     The Portfolio intends to qualify for and elect the special tax treatment applicable to 'regulated investment companies' under Sections 851-855 of the Internal Revenue Code of 1986, as amended (the 'Code'). Qualification and election as a 'regulated investment company' involve no supervision of investment policy or management by any government agency. If the Portfolio qualifies as a 'regulated investment company' and distributes to investors 90% or more of its taxable income, excluding its net capital gain (i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to Federal income tax on the portion of its taxable income (including any net capital gain) it distributes to investors in a timely manner. In addition, the Portfolio will not be subject to the 4% excise tax on certain undistributed income of 'regulated investment companies' to the extent it distributes to investors in a timely manner at least 98% of its taxable income (including any net capital gain). It is anticipated that the Portfolio will not be subject to Federal income tax or the excise tax, because the Indenture requires the distribution of the Portfolio's taxable income (including any net capital gain) in a timely manner. Although all or a portion of the Portfolio's taxable income (including any net capital gain) for any calendar year may be distributed shortly after the end of the calendar year, such a distribution will be treated for Federal income tax purposes as having been received by investors during the calendar year.

DISTRIBUTIONS

     Distributions to investors of the Portfolio's dividend income and net short-term capital gain in any year will generally be taxable as ordinary income to investors to the extent of the Portfolio's taxable income (other than taxable income attributable to its net capital gain) for that year. Distributions in excess of the Portfolio's taxable income will be treated as a return of capital and will reduce the investor's basis in his Units and, to the extent that such distributions exceed his basis, will be treated as a gain from the sale of his Units as discussed below. It is anticipated that substantially all of the distributions of the Portfolio's net capital gains will be designated as capital gain dividends and that the Portfolio's dividend income and net short-term capital gain will be taxable as ordinary income to investors. Distributions that are taxable as ordinary income to investors will constitute dividends for Federal income tax purposes but will not be eligible for the dividends-received deduction for corporations.
     Investors will not be entitled under the Taxpayer Relief Act of 1997 to the new 20% maximum federal tax rate for gains from the sale of these Units.
     Distributions of the Portfolio's net capital gain that are designed as capital gain dividends by the Portfolio will be taxable to investors as long-term capital gain, regardless of the time the investor has held his Units. However, if the Portfolio were to terminate in less than one year, the Portfolio would not distribute any capital gain dividends. An investor, other than a dealer in securities, will generally recognize capital gain or loss when the investor disposes of his Units (by sale, redemption or otherwise). In the case of a distribution of Securities to an investor upon redemption of his Units, gain or loss will generally be recognized in an amount equal to the difference between the investor's tax basis in his Units and the fair market value of the Securities received in redemption. Net capital gain may be taxed at a lower rate than ordinary income for certain individuals and other non-corporate taxpayers. Any such capital gain or loss asset is long-term if the asset is held for more than one year and short-term if held one year or less. However, any capital loss on the sale or redemption of a Unit that an investor has held for six months or less will be a long-term capital loss to the extent of any capital gain dividends previously distributed to the investor by the Portfolio. The deduction of capital loss is subject to limitations.
     The investor's basis in his Units will be equal to the cost of his Units, including the initial sales charge. A portion of the sales charge is deferred until the termination of the Portfolio or the redemption of the Units. The proceeds received by an investor upon such event will reflect deduction of the deferred amount. The relevant tax reporting forms received by investors will reflect the actual amounts paid to them, net of the deferred sales charge. Accordingly, investors should not increase their basis in their Units by the deferred sales charge amount.
     Dividends received by the Portfolio will in most cases be subject to foreign withholding taxes, which may be reduced, though not eliminated, by the treaties between the United States and the relevant foreign country. The Portfolio will be eligible to make an election that will enable investors to credit foreign withholding taxes against their Federal income tax liability on distributions by the Portfolio. The Portfolio currently intends to make this election, but there can be no assurance that the Portfolio will, in fact, make the election. If the Portfolio makes such an election, the amount of the foreign taxes withheld will be includible in the gross income of investors, and investors who hold Units on the relevant record date for dividends on the underlying Securities held by the Portfolio should be entitled, subject to applicable limitations, to a credit for foreign taxes paid with respect to such dividends. However, any taxes withheld in excess of the rate provided for in a treaty between the U.S. and the relevant foreign country will not be creditable by the investor. There can be no assurance that the Portfolio will recover such excess withholding tax.
     Investors will be taxed in the manner described above regardless of whether distributions from the Portfolio are actually received by the investor or are reinvested pursuant to the reinvestment plan. The Federal tax status of each year's distributions will be reported to investors and to the Internal Revenue Service. The Portfolio intends to report to each investor, no later than January 31, the amount of distributions to that investor.
     The foregoing discussion summarizes only certain U.S. Federal income tax consequences of an investment in Units by investors who are U.S. persons, as defined in the Code. Foreign investors (including nonresident alien individuals and foreign corporations) not engaged in U.S. trade or business will generally be subject to 30% withholding tax (or lower applicable treaty rate) on dividend distributions by the Portfolio. Investors may be subject to taxation in New York or in other U.S. or foreign jurisdictions and should consult their own tax advisers in this regard.

RETIREMENT PLANS

     This Series of Equity Investor Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging (prior to the year 2000) or tax-deferred rollover treatment. Investors in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsor of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

     Retirement Plans for the Self-Employed--Keogh Plans. Units may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($4,000 in a spousal account).
     Individual Retirement Account--IRA. Any individual can make use of a qualified IRA arrangement for the purchase of Units. Any individual (including one covered by an employer retirement plan) can make a contribution in an IRA equal to the lesser of $2,000 ($4,000 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount of a contribution by an individual covered by an employer retirement plan will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of a married individual filing a joint return) or $200 (in the case of a married individual filing a separate return). Under the Taxpayer Relief Act of 1997, these income threshholds will gradually be increased by 2004 to $50,000 for a single individual and $80,000 for a married individual filing jointly. Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution. Under the Taxpayer Relief Act of 1997 the 10% surtax will be waived for withdrawals for certain educational and first-time homebuyers expenses. The Taxpayer Relief Act also provides, subject to certain income limitations, for a special type of IRA under which contributions would be non-deductible but distributions would be tax-free if the account were held for at least five years and the account holder was aged at least 59 1/2 at the time of distribution.

     Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units.
RECORDS AND REPORTS
     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.
     With each distribution, the Trustee includes a statement of the amounts of income and any other receipts being distributed. Following the termination of the Fund, the Trustee sends each investor of record a statement summarizing transactions in the Fund's accounts including amounts distributed from them, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding at termination and stating the Redemption Price per 1,000 Units at termination, and the fees and expenses paid by the Fund, among other matters. Fund accounts may be audited by independent accountants selected by the Sponsors and any report of the accountants will be available from the Trustee on request.
TRUST INDENTURE
     The Fund is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors and the Trustee. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.
     The Indenture may be amended by the Sponsor and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.
     The Trustee may resign upon notice to the Sponsor. It may be removed by investors holding 51% of the Units at any time or by the Sponsor without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsor determines in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsor will use its best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.
     If the Sponsor fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor.
     The Sponsor and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of the Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.
MISCELLANEOUS
LEGAL OPINION
     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.
AUDITORS
     The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.
TRUSTEE
     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.
SPONSOR
     The Sponsor is a wholly-owned subsidiary of Merrill Lynch Co. Inc. The Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts and as principal underwriter and managing underwriter of other investment companies. The Sponsor, in addition to participating as a member of various selling groups or as agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of these companies and sells securities to these companies in its capacities as broker or dealer in securities.
CODE OF ETHICS
     The Sponsor has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Fund and to provide guidance to these persons regarding standards of conduct consistent with the Sponsor's responsibilities to the Funds.
PUBLIC DISTRIBUTION
     During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public

Offering Price determined in the manner provided above or to selected dealers who are members of the National Association of Securities Dealers, Inc. at a concession not in excess of the maximum sales charge. The Sponsor intends to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.. The Sponsor does not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold. UNDERWRITER'S AND SPONSOR'S PROFITS
     Upon sale of the Units, the Sponsor will be entitled to receive sales charges. The Sponsor also realizes a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Fund (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsor plus commissions payable by the Sponsor. In addition, the Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Sponsor also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units and the prices at which it resells these Units (which include the sales charge) or the prices at which it redeems the Units. Cash, if any, made available by buyers of Units to the Sponsor prior to a settlement date for the purchase of Units may be used in the Sponsor's business to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.
PERFORMANCE INFORMATION

     Advertisements and other material distributed to prospective investors may include average annual total returns (with dividends reinvested) of equity markets in major industrialized countries over the last 10 years, as compiled by Morgan Stanley Capital International Europe, Australia, Far East Index. Advertisements and other material distributed to prospective investors may include the average annual compounded rate of return on selected types of assets for periods of at least 10 years, as compiled by Ibbotson Associates, compared to the rate of inflation over the same period. These materials may also compare the shrinking relative proportion of world stock market capitalization represented by U.S. markets for different years.
DEFINED ASSET FUNDS
     For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is generally fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term profits by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.

     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.
     Investors may pursue investment growth to meet long-term goals such as children's education or retirement. But they are faced with decisions of selecting stock groups, choosing individual stocks, determining when to buy and sell and how to reinvest sales proceeds. Growth stocks--those whose price is expected to appreciate above average usually because of superior growth in earnings per share--can be difficult to select successfully because their prices tend to be more volatile than more established stocks and, by the time they are discovered by ordinary investors, their prices may have already increased beyond attractive levels or may be susceptible to dramatic declines if actual performance is less than anticipated.
EXCHANGE OPTION
     You may exchange Fund Units for units of other Select Series Portfolios, subject only to the remaining deferred sales charge on the units received. Holders of units of any Select Portfolio or any other Defined Asset Fund with a regular maximum sales charge of at least 3.50%, or of any unaffiliated unit trust with a regular maximum sales charge of at least 3.0%, may exchange those units for Units of this Fund at their relative net asset values, subject only to the remaining Deferred Sales Charge on Fund Units.
     To make an exchange, you should contact your financial professional to find out what suitable exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsor is maintaining a secondary market and which are lawfully for sale in the state where you reside. Except for the reduced sales charge, an exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax adviser. If the proceeds of units exchanged are insufficient to acquire a whole number of exchange fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).
     As the Sponsor is not obligated to maintain a secondary market in any series, there can be no assurance that units of a desired series will be available for exchange. The Exchange Option may be amended or terminated at any time without notice.
SUPPLEMENTAL INFORMATION
     Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Fund.

                             Defined
                             Asset FundsSM


SPONSOR:                           EQUITY INVESTOR FUND
Merrill Lynch,                     SELECT SERIES
Pierce, Fenner & Smith Incorporated1998 YEAR AHEAD
Defined Asset Funds                INTERNATIONAL PORTFOLIO
P.O. Box 9051
Princeton, NJ 08543-9051
(609) 282-8500
TRUSTEE:                           This Prospectus does not contain all of the
The Chase Manhattan Bank           information with respect to the investment
Customer Service Retail Department company set forth in its registration
Bowling Green Station              statement and exhibits relating thereto which
P.O. Box 5187                      have been filed with the Securities and
New York, NY 10274-5187            Exchange Commission, Washington, D.C. under
1-800-323-1508                     the Securities Act of 1933 and the Investment
                                   Company Act of 1940, and to which reference
                                   is hereby made. Copies of filed material can
                                   be obtained from the Public Reference Section
                                   of the Commission, 450 Fifth Street, N.W.,
                                   Washington, D.C. 20549 at prescribed rates.
                                   The Commission also maintains a Web site that
                                   contains information statements and other
                                   information regarding registrants such as
                                   Defined Asset Funds that file electronically
                                   with the Commission at http://www.sec.gov.
                                   ------------------------------
                                   No person is authorized to give any
                                   information or to make any representations
                                   with respect to this investment company not
                                   contained in its registration statement and
                                   exhibits relating thereto; and any
                                   information or representation not contained
                                   therein must not be relied upon as having
                                   been authorized.
                                   ------------------------------
                                   When Units of this Fund are no longer
                                   available or for investors who may reinvest into subsequent Select Year Ahead
                                   International Portfolios, this Prospectus may be used as a preliminary prospectus for a future series, and investors should note the following:
                                   Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange
                                   Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such State.

                                                     11351--12/97

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
 II. The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.
III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.4 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filing indicated and made a part of this Registration Statement:


     Merrill Lynch, Pierce, Fenner & Smith Incorporated              8-7221

                      ------------------------------------
     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

     Merrill Lynch, Pierce, Fenner & Smith Incorporated          13-5674085
            The Chase Manhattan Bank, Trustee...............     13-4994650

                          SERIES OF EQUITY INCOME FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Equity Income Fund, 'MERIT' 1987 Series (Merrill Equity
Research Investment Trust)..................................           33-10989
Equity Income Fund, Group One Overseas Index Fund, Series 1
and 2.......................................................           33-05654
Equity Income Fund, Select Ten Portfolio--1995 Winter
Series......................................................           33-55811
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
Defined Asset Funds Municipal Insured Series................           33-54565

                       CONTENTS OF REGISTRATION STATEMENT
This Registration Statement on Form S-6 comprises the following papers and documents:
     The facing sheet of Form S-6.
     The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).
     The Prospectus.
     The Signatures.
     The following exhibits:

1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-6 of Equity Income Fund, Select Growth Portfolio--1995 Series 2, Defined Asset Funds, Reg. No. 33-58535).
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the heading 'Miscellaneous--Legal Opinion' in the Prospectus.
5.1     --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio 1996 International Series B (United Kingdom and Japan Portfolios), 1933 Act File No. 33-00593).

                                   SIGNATURE

     The registrant hereby identifies the series numbers of Equity Income Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:
     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;
     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and
     3) That it has complied with Rule 460 under the Securities Act of 1933.


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 10TH DAY OF DECEMBER, 1997.

                         SIGNATURES APPEAR ON PAGE R-3.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Numbers: 33-43466 and 33-51607

      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      DANIEL P. TULLY
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      By DANIEL C. TYLER
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)
                                      R-3